Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-160018

American Express Credit Corporation
$750,000,000

Floating Rate Senior Notes Due June 12, 2015

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series D
Ranking:	Senior, Unsecured
Expected Ratings[1]:	Moody’s: A2 (Stable Outlook) Standard & Poor’s: A- (Stable Outlook) Fitch: A+ (Stable Outlook)
Trade Date:	June 7, 2012
Settlement Date:	June 12, 2012 (T+3 days)
Maturity Date:	June 12, 2015
Aggregate Principal Amount:	$750,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	110 basis points
Public Offering Price:	100.00%
Underwriters’ Commission:	0.250%
Net Proceeds:	$748,125,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:	Interest on the notes is payable on March 12, June 12, September 12 and December 12 of each year, beginning September 12, 2012. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day
Interest Periods:	Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding September 12, 2012, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable
Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DF3
ISIN:	US0258M0DF38
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC
Co-Managers:	Barclays Capital Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Junior Co-Managers:	CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or UBS Securities LLC at 1-877-827-6444 (ext. 561 3884).

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.